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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                                 Plexus Corp.
      ------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
      ------------------------------------------------------------------
                        (Title of Class of Securities)


                                   729132100
                           ------------------------
                                 CUSIP Number

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  729132100

                                      13G

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

               Plexus Corp. Employee Stock Savings Plan
               52-1956537

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

        (a)  [_]

        (b)  [_]

3.      SEC USE ONLY
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4.      CITIZENSHIP OR PLACE OF ORGANIZATION
               Wisconsin


NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
        5. SOLE VOTING POWER
           491,467  **See Exhibit A

        6. SHARED VOTING POWER
           491,467  **See Exhibit A

        7. SOLE DISPOSITIVE POWER
           491,467  **See Exhibit A

        8. SHARED DISPOSITIVE POWER
           491,467  **See Exhibit A

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           491,467  **See Exhibit A

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                      [_]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            7.4%

12.     TYPE OF REPORTING PERSON*
            EP


Item 1
     a. Name of Issuer
        Plexus Corp.
     b. Address of Issuer's Principal Executive Offices
        55 Jewelers Park Drive, Neenah, WI  54952

Item 2
     a. Name of Person Filing
        Plexus Corp. Employee Stock Savings Plan
     b. Address of Principal Business Office or, if none , Residence 55 Jewelers Park Drive, Neenah, WI 54952
     c. Citizenship
        USA
     d. Title of Class of Securities
        Common Stock
     e. CUSIP Number
        729132100

Item 3     If this statement is filed pursuant to Rule 13d-1 (b) , or
              13d-2(b), check whether the person filing is at:

     a.    ( )         Broker or Dealer registered under Section 15
                          of the Act
     b.    ( )         Bank is defined in section 3(a) (6) of the Act
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     c.    ( )         Insurance Company as defined in section
                          3 (a) (19) of the Act
     d.    ( )         Investment Company registered under section 8
                          of the Investment Company Act
     e.    ( )         Investment Adviser registered under section
                          203 of the Investment Advisers Act of 1940
     f.    (X)         Employee Benefit Plan, Pension Fund which
                          is subject to the provisions of the
                          Employee Retirement Income Security Act of 1974 or Endowment Fund; see (S) 240.13d-1
                          (b) (i) (ii) (F) (Plexus Corp. Employee Stock Savings Plan)
     g.    ( )         Parent Holding Company, in accordance with
                          (S)  240.13d-1(b)(ii)(G) (Note: see item 7)
     h.    ( )         Group, in accordance with
                          (S)240.13d-1(b)(i)(ii)(H)

Item 4     Ownership

        If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     a. Amount Beneficially Owned:  491,467 shares**
     b. Percent of Class:  7.4%
     c. Number of shares as to which such person has:
         i.    sole power to vote or to direct the vote
         ii.   shared power to vote or to direct the vote:  491,467 shares **
         iii.  sole power to dispose or to direct the disposition of
         iv. shared power to dispose or to direct the dispositions of: 491,467 shares **
    ** See Exhibit A

Instructions:  For computations regarding securities
               which represent a right to acquire an underlying security see Rule13d-3(d)(1).

Item 5  Ownership of Five Percent of Less of a Class
        Not Applicable

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following __________

Instruction: Dissolution of a group requires a response to this item.

Item 6 Ownership of More than Five Percent on Behalf of Another Person. See Exhibit A

        If any person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an
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investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7  Identification and Classification of the Subsidiary Which Acquired the
           Security Being Reported on by the Parent Holding Company
        Not Applicable

        If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so Indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company had filed this schedule pursuant to Rule 13d-1 (c), attach an exhibit stating the identification of the relevant subsidiary.

Item 8  Identification and Classification of Members of the Group
        Not Applicable

        If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Item 9  Notice of Dissolution of Group

        Not Applicable

        Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10 Certification

        The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 1997
-------------------------------
             Date
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Committee for Plexus Corp. Employee Stock Savings Plan

By: /s/ Joseph D. Kaufman
-------------------------------
          Signature

Joseph D. Kaufman
Committee for Plexus Corp. Employee Stock Savings Plan

-------------------------------
         Name/Title

Plexus Corp.

                                   Exhibit A

     The amounts reported represent the total number of shares held in the Plexus Corp. Employee Stock Savings Plan (the "Plan"). Under the Plan documents dated as of January 1, 1996, participants of are entitled to give instructions with respect to the voting of the Plexus Corp. shares credited to their accounts in the Plan. The shares credited to the accounts of participants who forward voting instructions are voted in accordance with their instructions. The shares credited to the accounts of participants who do not forward voting instructions are voted by the Plan's trustee as instructed by the Plan's Committee, which is the Named Fiduciary and Plan Administrator under the Plan documents. Under most circumstances, plan participants make decisions with respect to the disposition of Plexus shares held in the Plan, although the Plan Administrator has shared dispositive power in certain limited circumstances.

     On January 1, 1996, Riggs Bank N.A. became a directed trustee of the Plexus Corp. Employee Stock Savings Plan. Prior to that time, Associated Bank, N.A. served as trustee for the Plan

     The filing of this Schedule 13G shall not be construed as an admission that the Plan is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13G, to the extent that participants have provided voting instructions and/or instructions to dispose of shares under the plan terms.